Exhibit 4.33

Property Lease Agreement

Lessor (Party A): Shanghai Longrich Industrial Co.,Ltd.

Lessee (Party B): Shanghai Juhao Information Technology Co., Ltd

On the basis of voluntariness and equality, Party A and Party B have reached the following agreement on property leasing through consultation:

1.	Location, area, structure, decoration and facilities of the property: Located at 2nd Floor, 285 Jiangpu Road, Yangpu District, Shanghai, covering an area of 700 square meters.

2.	Lease purpose: For Party B’s daily office use.

3.	Lease term: From January 1, 2022 to December 31, 2022

4.	Rent and payment method: The rent is RMB 661,500 per year.

5.	Property maintenance responsibility: Party B shall not change the property structure during the use.

6.	Agreement on sublease: During the lease term, if Party A transfers the ownership of the leased property to a third party, it is not necessary to seek the consent of the lessee, but it shall inform the lessee of the transfer of ownership. If Party B transfers the lease to a third party due to work needs, it must obtain the consent of the lessor in advance.

7.	Modification and termination of contract:

If one party fails to perform the contract for more than 10 days, non-breaching party has the right to terminate the contract unilaterally.

8.	Rights and obligations of Party A and Party B:

8.1	Rights and obligations of Party A:

Party A shall ensure the completion of the property infrastructure and shall not sublet the property without the permission of Party B.

8.2	Rights and obligations of Party B:

i.	Party B shall pay the rent on time and have the obligation to maintain and repair the property during the lease period.

ii.	During the lease period of the property, all expenses incurred by Party B due to its production and operation shall be borne by Party B itself.

9.	This Agreement shall come into force from the date of execution. In case of any dispute, both parties shall settle it through negotiation. If the negotiation fails, the dispute shall be submitted to Changshu people's court for judgment.

10.	This agreement is made in duplicate, one for each party.

Party A：	Party B：

Legal Person	Legal Person：

Signing date: January 1, 2022